UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-39968

TELUS International (Cda) Inc.

(Registrant’s name)

Floor 7, 510 West Georgia Street

Vancouver, BC V6B 0M3

Tel.: (604) 695-3455

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⌧            Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: May 21, 2024	By:	/s/ Michel Belec
	Name: Title:	Michel Belec Chief Legal Officer and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit
99.1	News Release dated May 21, 2024